April 13, 2010
Ms. Jaime John
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re.	Callidus Software Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed on March 9, 2010 File No. 000-50463
We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated April 1, 2010 (the “Comment Letter”), in which the Staff of the Commission (the “Staff”) requested certain supplemental information regarding the above-referenced filings. In accordance with the Staff’s request, we have provided the supplemental information below. For your convenience, the section headings and numberings of our response correspond to the section headings and numberings used by the Staff in the Comment Letter. In addition, staff comments appear in bold below.
The Company acknowledges that the adequacy and accuracy of disclosures in our filings with the Commission are our responsibility. We acknowledge that the Staff’s comments or changes to our disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to our filings. We also understand that the Staff’s comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Item 9A. Controls and Disclosures
Management’s Annual Report on Internal Control Over Financial Reporting, page 44
1.	You do not appear to have provided the disclosure required by Item 308(a)(4) of Regulation S-K. Please advise. Refer to comment 2 of our April 6, 2009 letter referencing your Form 10-K for the fiscal year ended December 31, 2008.
Our Response: We inadvertently did not include this disclosure in our Form 10-K for the fiscal year ended December 31, 2009, as we intended to. We agree with the Staff’s request and have now implemented a process improvement to ensure that all comment letter requests and responses will be properly incorporated in our future filings. Our future filings will include the disclosure required by Item 308(a)(4) of Regulation S-K. Specifically, in the Management’s Annual Report on Internal Control Over Financial Reporting, we will state that our independent registered public accounting firm has issued an attestation report on the Company’s internal control over financial reporting as of the reporting date. We respectfully advise the Staff that we have always included the actual attestation report in our Form 10-K.

Item 8. Financial Statements and Supplementary Data
Note 1 – The Company and Significant Accounting Policies
Revenue Recognition, page F-12
2.	With respect to perpetual and time-based term license arrangements, we note your policy which indicates that delivery occurs when media containing the licensed programs is provided to a common carrier. Please expand to clarify when your customers retain title or assume the risks and rewards of these licenses (e.g. FOB destination or shipping point). If your customers retain title or assume the risks and rewards when they receive the software, clarify why it is appropriate to recognize revenue when the software is provided to a common carrier. Refer to ASC 985-605-55-97 and 98.
Our Response: The Company generally delivers its software electronically in accordance with ASC 985-605-25-18 and 19. In these instances, the risks and rewards transfer to the customer when an e-mail with the FTP website and the required license key are sent to the customer. The Company delivered 100% of its license arrangements electronically in 2009 (i.e. physical delivery is rarely required). Therefore, we concluded that physical delivery contracts were not material to an understanding of the Company’s business taken as a whole and, accordingly, did not include expanded disclosure with respect to physical delivery in our Form 10-K. In light of the fact that we have evolved to delivering our software almost exclusively through electronic means, we propose to include disclosure to the effect of the following in future filings:
“For software that is delivered electronically, we consider delivery to have occurred when the customer either (a) takes possession of the software via a download (that is, when the customer takes possession of the electronic data on its hardware), or (b) has been provided with access codes that allow the customer to take immediate possession of the software on its hardware pursuant to an agreement or purchase order for the software.”
Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (408) 808-6518.
Sincerely yours,
/s/ Ronald J. Fior
Ronald J. Fior
Chief Financial Officer,
Senior Vice President, Finance and Operations